Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

UBS Global Oil and Gas Conference May 25, 2010

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713^296^6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner^energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713^954^5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache's directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner's directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Statement 2

Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent Forms 10-K as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions. Cautionary Statement 3

Urgency, innovation & drive define what's possible Portfolio balance: Our competitive edge Realizations continue to favor oil Exploration focus powers growth Pipeline of development projects + significant 2010 exploration program Exploitation focus remains key strength Application of technology enhances old plays - GW/Permian/Forties Finding markets is at least as important as finding gas Wheatstone LNG Kitimat LNG Financial strength - foundation for recent acquisitions Strong cash flow, $2.1 Bn cash, 'A' credit rating Financially Strong, Diversified, Positioned to Grow 4

(CHART) Portfolio Balance - Production Q1 2010 586 Mboed 53% International: 47% N. America ~ 40% Hedged ~ 12% Hedged 5

Portfolio Diversity - Revenue Portfolio Diversity - Revenue (CHART) Q1 2010 $2.7 Bn 54% International: 46% N. America 6

Live Within Cash Flow - Financial Capacity Intact Live Within Cash Flow - Financial Capacity Intact (CHART) $MM 7

Production: 19 MBOE/D (50% oil+liquids) P1 Reserves: 41 MMBOE (49% oil+liquids) High quality, under-exploited, geologically complex properties 79 identified recompletion candidates, 14 reactivations Impactive exploratory upside (26 Probable/Possible prospects) Excellent fit with APA properties & well-maintained infrastructure Devon Property Acquisition 8 Apache Devon

Mariner: Portfolio Profile 9 Region Region ProductionJan-2010 MBOE/D P1 Reserves YE 2009 MMBOE Unbooked PotentialMMBOE Highlights GOM Deepwater 23.1 27.0 1,466.0 36 successful DW projects to dateLucius, Heidelberg: 200+MM BBL each1.3BN BOE of prospective resources evaluated by DeGolyer+MacNaughton GOM Shelf 21.6 52.5 380.3 Historically underworked assetsStrong cash flow and returns profile Permian Oil 9.2 85.8 203.3 Material, long-lived oil position with running room of 2,000+ new locationsUpsides from de-risking plays: Spraberry, Wolfcamp, Wolfberry New Onshore Plays 3.6 15.9 TBD 200K net acres acquired during last year in new plays across onshore U.S.Includes 54K net Niobrara acres Total 57.5 181.2 2,049.6

GOM Properties Gulf Coast Region - Apache / Mariner / Devon New Orleans Corpus Christi Gulf of Mexico Mobile L O U I S I A N A Alabama Houston T E X A S Gulfport Pensacola Lafayette Florida Mississippi 5000' 350' Sale 213 TBA Apache PROPERTY LEGEND Mariner Devon 10

(CHART) Portfolio Balance - w/Acquisitions 11 Q1 2010 Production 586 MBOE/D Q1 2010 Pro Forma 664 MBOE/D 53% International 47% International GOM DW 4%

A Growth Company for 55 Years A Growth Company for 55 Years Q1 2010 represents APA's 1Q production combined with Mariner and Devon Pro Forma estimates Reserves are based on APA's 2009 proved reserves combined with Mariner and Devon Pro Forma estimates 12

#1 Gulf of Mexico Shelf acreage portfolio XXX North Sea Egypt Australia Central Canada Argentina Gulf of Mexico Chile 2010 Portfolio of Diversified Growth Potential 2010 Growth Rate: 5%-10% Acquisitions Add Incremental 4-5% 13

(CHART) (CHART) E&D Capital Spending Total Capital $6,000 MM North America $3,000 MM - 50% International $3,000 MM - 50% Total Capital $3,959 MM North America $1,929 MM - 49% International $2,030 MM - 51% 2010P 2009 Facilities $756 Drilling $1,830 Non-Drill $454 Prod. $919 NV Expl $550 Drilling $2,700 Non-Drill $550 Prod. $900 Facilities $1,300 *Includes gathering, transmission & processing facilities and P&A in both years 14

Granite Wash - 2010 Drilling Program 2010 Wells: Texas 17 Oklahoma 12 Total: 29 10 miles 2009 Well Drilling 2010 Wells Hostetter23H 16.3 mmcfd/702 bpd Marmaton D Stiles Ranch #18-68H 6.6 mmcfd/286 bpd Granite Wash A Stiles Ranch #13-18H 8.2 mmcfd/235 bpd Granite Wash B Granite Wash Play: ~200,000 acres (gross) 2010 Exit Rate - 75 mmcfd (net) 15 Stiles Ranch #16-68H 7.0 mmcfd/324 bpd Granite Wash A Reed 5-2H 1.9 mmcfd/35 bpd Granite Wash Caldwell

Permian Horizontal Drilling Potential McElroy: Grayburg Acres: 4000 Pot. Loc.: 55 Wells 2010 Loc.: 2-3 Wells TXL Area: Clearfork Acres: 7000 Pot. Loc.: 60 Wells 2010 Loc.: 1-2 Wells Shafter Lake: San Andres Acres: 2000 Pot. Loc.: 25 Wells 2010 Loc.: 3-4 Wells Slaughter Area: San Andres Acres: 35000 Pot. Loc.: 200 Wells 2010 Loc.: 1-2 Wells Potential Identified: Wells: 362 2010 Wells: 10-14 S. Monument: Abo Acres: 1200 Pot. Loc.: 10 Wells 2010 Loc.: 2 Wells House: Tubb\Drinkard Acres: 2000 Pot. Loc.: 12 Wells 2010 Loc.: 1 Well APA- UBS Global O&G Conference_May 25, 2010 16

Horn River - Activity Ramps Up APA 70-K Pad APA 52-L Pad ECA 76-K Pad ECA 1-D Pad ECA 63-K Pad ECA70-J Pad APA 34-L Pad APA 70-K Pad (16 wells) DrilledCompleteProduce '09 16 '10 16 16 - Q2/Q3 ECA 1-D Pad (16 wells) DrillCompleteProduce '10 7 '11 9 16 16 APA 34-L Pad (16 wells) DrillCompleteProduce '10 8 '11 8 16 16 ECA 63-K Pad (14 wells) DrillCompleteProduce '09 5 '10 9 14 14 - Q3/Q4 APA 52-L Pad (14 wells) DrillCompleteProduce '09 7 '10 7 14 14 - Q4 2010 ActivityGross Net Wells Drilled 3417 Completions 5527 Producing 44 22 ECA 76-K Pad (11 wells) DrillCompleteProduce '09 11 '10 11 '11 11 - Q1 17 Drilling well Drilling plan Muskwa drilled Klua drilled D&A Fracs planned Fracs completed On production Disposal wells Water Source wells Compressor

Horn River Activity 52-L Pad Akita 61 Drilling 70 - K Pad Completions 18

Securing Markets: Kitimat LNG 5 mtpa export capacity - First LNG target 2014 Closer to North Asia markets than alternative supplies Additional gas market access for Horn River Apache: 51% interest + operator EOG: 49% remaining interest FID 2011 19 Horn River Basin

Apache in Egypt NEAG 14 Mbopd, 40 MMcfd Qarun Area Fields 51 Mbopd Egypt Region 13 Exploration Concessions 66 Development Leases 11.1 MM Gross Acres Oil: 175,000 BOPD Gas: 775 MMCFGPD ~1200 Total Wells Khalda Area Fields 110 Mbopd 735 MMcfd Eastern Desert Western Desert Mediterranean Sea Red S e a 20

2010 Program Exploration - 39 Development - 145 E G Y P T FAGHUR BASIN SHUSAN BASIN MATRUH BASIN ABU GHARADIG BASIN ALAMEIN BASIN GHINDI BASIN BENI SUEF BASIN Eastern Desert Western Desert Mediterranean Sea Red S e a 2010 Exploration Drilling - Growth Driver 21 Main Objective Cretaceous AEB Jurassic

Apache Egypt - History of Monetizing Resource Potential Record Oil Production 184,600 BOPD Record Gas Production 807 MMcf/d 22

Continued Infrastructure Growth Salam 3&4 On production 1st Qtr 2009 Increase total capacity to 750 MMCF/D SGT4 SGT3 SGT1 & SGT2 Salam 5 Currently in FEED / FID early 2011 Adds 100 MMCF/D to meet Egypt's growing energy needs 23

Australia - Project Pipeline Drives Future Growth Devil Creek Gas Plant Varanus Island Hub Reindeer Macedon Halyard N. RANKIN / GOODWYN GORGON WESTERN AUSTRALIA 24 Van Gogh FPSO Pyrenees FPSO Coniston Julimar- Brunello

Van Gogh and Pyrenees VAN GOGH FPSO on location January 3, 2010. Commenced hook up and commissioning. First oil 13th of February. Excellent well performance. Production peaked at 72,200 bopd gross in March and averaged 66,000 bopd gross (34,700 bopd net) in the last week of the first quarter. First Oil Off-Take: March 3rd PYRENEES BHPB operated Pyrenees FPSO commenced production February 24th. Production ramped up quickly to 90,000 bopd gross from the seven Stickle and Crosby wells (28.57% working interest). Drilling and completion has progressed , Ravensworth wells (31.50% interest) completed in May. Ocean Epoch 25

(CHART) Exploration Success - Organic Growth Pipeline Julimar Macedon Coniston New In Process Complete 26

UBS Global Oil and Gas Conference May 25, 2010